UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 Amendment No. 4

AeroCentury Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

007737
(CUSIP Number)

JetFleet Holding Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010
Attention:
Neal D. Crispin, President
650-340-1880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication

March 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons JetFleet Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 213,876

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 213,876

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,876

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.86

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to common stock, par value $0.001 per share (the “Common Stock”) of AeroCentury Corp., a Delaware corporation (the “Issuer”) previously filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on January 28, 1998, and last amended on February 25, 2000 (as amended, the “Schedule 13D”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 2.   IDENTITY AND BACKGROUND

Reporting Person, JetFleet Holding Corp., is a California corporation (“JHC”), with its principal business at 1440 Chapin Avenue, Suite 310, Burlingame California 94010.

During the last five years, Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Person purchased 15,809 shares indirectly through its wholly-owned subsidiary, JetFleet Management Corp. in transactions on the open market, as disclosed in Item 5(b) below.  The source of funds was working capital.

ITEM 4.   PURPOSE OF TRANSACTION

The shares purchased by Reporting Person were acquired for purposes of investment and not for the purpose of changing the control of ACY.  Reporting Person has no plans that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;(e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

(a)              JetFleet Management Corp. a wholly owned subsidiary of Reporting Person, holds 213,876 shares of ACY Common Stock.

(b)              Number of shares as to which the Reporting Person has:

(i)                                     sole power to vote or to direct the vote:

See Item 7 on the cover page

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page
(c)    Transactions in the Securities of the Issuer in the Last Sixty Days:  Reporting Person made the followin purchases within the last sixty days, all in open market transactions:

Date	No. Shares	Price per Share
03/11/2015	993	$13.88
03/11/2015	2,100	$13.87
03/11/2015	7	$13.73
03/11/2015	5	$13.70
03/11/2015	1,200	$13.80
03/12/2015	501	$13.80
03/12/2015	203	$13.76
03/12/2015	3,200	$13.68
03/13/2015	2,600	$13.70
03/13/2015	5,000	$13.76
TOTAL	15,809

(d)     To the knowledge and belief of Reporting Person, other than JHC’s wholly-owned subsidiary, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 213,876 shares of Common Stock.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2015

JetFleet Holding Corp.

By: /s/ Neal D. Crispin
Its: President